Exhibit 99.3

ASML—Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Twelve months ended,
(in millions EUR, except per share data)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012

Net system sales	1,441.2	766.5	3,993.1	3,801.6
Net service and field option sales	407.1	256.6	1,252.2	929.9
Total net sales	1,848.3	1,023.1	5,245.3	4,731.5

Total cost of sales	(1,042.6)	(602.9)	(3,068.1)	(2,726.3)
Gross profit	805.7	420.2	2,177.2	2,005.2

Other income	17.2	—	64.4	—
Research and development costs	(253.1)	(155.4)	(882.0)	(589.1)
Selling, general and administrative costs	(90.0)	(79.5)	(311.7)	(259.3)
Income from operations	479.8	185.3	1,047.9	1,156.8

Interest and other, net	(3.5)	(3.4)	(24.4)	(6.2)
Income before income taxes	476.3	181.9	1,023.5	1,150.6

Benefit from (provision for) income taxes	4.8	115.8	(8.0)	(4.3)
Net income	481.1	297.7	1,015.5	1,146.3

Basic net income per ordinary share	1.09	0.66	2.36	2.70
Diluted net income per ordinary share [3]	1.08	0.65	2.34	2.68

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	442.0	452.5	429.8	424.1
Diluted [3]	445.7	455.4	433.4	427.0

ASML—Ratios and Other Data 1,2

	Three months ended,		Twelve months ended,
(in millions EUR, except otherwise indicated)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012

Gross profit as a percentage of net sales	43.6	41.1	41.5	42.4
Income from operations as a percentage of net sales	26.0	18.1	20.0	24.4
Net income as a percentage of net sales	26.0	29.1	19.4	24.2
Income taxes as a percentage of income before income taxes	(1.0)	(63.7)	0.8	0.4
Shareholders’ equity as a percentage of total assets	60.1	54.9	60.1	54.9
Sales of systems (in units)	56	34	157	170
Average selling price of system sales (EUR millions)	25.7	22.5	25.4	22.4
Value of systems backlog excluding EUV (EUR millions)	1,953	1,214	1,953	1,214
Systems backlog excluding EUV (in units)	56	46	56	46
Average selling price of systems backlog excluding EUV (EUR millions)	34.9	26.4	34.9	26.4
Value of booked systems excluding EUV (EUR millions)	1,449	667	4,644	3,312
Net bookings excluding EUV (in units)	52	32	166	144
Average selling price of booked systems excluding EUV (EUR millions)	27.9	20.9	28.0	23.0
Number of payroll employees in FTEs	10,360	8,497	10,360	8,497
Number of temporary employees in FTEs	2,865	2,139	2,865	2,139

ASML—Summary U.S. GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Dec 31,
(in millions EUR)	2013	2012

ASSETS
Cash and cash equivalents	2,330.7	1,767.6
Short-term investments	679.9	930.0
Accounts receivable, net	878.3	605.3
Finance receivables, net	250.5	265.2
Current tax assets	32.3	57.1
Inventories, net	2,393.0	1,857.0
Deferred tax assets	124.4	103.7
Other assets	336.5	246.0
Total current assets	7,025.6	5,831.9

Finance receivables, net	46.0	38.6
Deferred tax assets	139.5	39.4
Other assets	298.6	311.6
Goodwill	2,088.6	149.2
Other intangible assets, net	697.6	9.9
Property, plant and equipment, net	1,217.8	1,029.9
Total non-current assets	4,488.1	1,578.6

Total assets	11,513.7	7,410.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	2,868.7	2,086.3

Long-term debt	1,070.2	755.9
Deferred and other tax liabilities	364.7	88.3
Provisions	4.6	8.0
Accrued and other liabilities	283.1	405.1
Total non-current liabilities	1,722.6	1,257.3

Total liabilities	4,591.3	3,343.6

Total shareholders’ equity	6,922.4	4,066.9
Total liabilities and shareholders’ equity	11,513.7	7,410.5

ASML—Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Twelve months ended,
(in millions EUR)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	481.1	297.7	1,015.5	1,146.3

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	67.5	43.5	228.7	186.6
Impairment	9.9	0.5	13.1	3.3
Loss on disposal of property, plant and equipment	1.7	0.2	2.8	2.2
Share-based payments	17.9	5.0	52.4	18.7
Allowance for doubtful receivables	(0.1)	(0.3)	1.1	0.5
Allowance for obsolete inventory	52.4	22.9	164.9	130.9
Deferred income taxes	(17.3)	(120.3)	(22.7)	(72.4)
Changes in assets and liabilities	(91.3)	(504.7)	(401.6)	(712.6)
Net cash provided by (used in) operating activities	521.8	(255.5)	1,054.2	703.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(77.7)	(35.7)	(210.8)	(171.9)
Purchase of intangible assets	—	(4.3)	(4.0)	(7.6)
Purchase of available for sale securities	(255.0)	(90.0)	(904.9)	(1,380.0)
Maturity of available for sale securities	237.6	200.0	1,195.0	450.0
Acquisition of subsidiaries (net of cash acquired)	—	(10.3)	(443.7)	(10.3)
Net cash provided by (used in) investing activities	(95.1)	59.7	(368.4)	(1,119.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(216.1)	(188.9)
Purchase of shares	(163.7)	(265.7)	(300.0)	(535.4)
Net proceeds from issuance of shares	10.2	840.7	31.8	3,907.7
Net proceeds from issuance of notes	—	—	740.4	—
Repurchase of notes	—	—	(368.3)	—
Capital repayment	—	(3,728.3)	—	(3,728.3)
Repayment of debt	(1.2)	(0.8)	(4.1)	(2.9)
Tax benefit from share-based payments	1.3	0.6	3.2	2.2
Net cash provided by (used in) financing activities	(153.4)	(3,153.5)	(113.1)	(545.6)

Net cash flows	273.3	(3,349.3)	572.7	(961.9)

Effect of changes in exchange rates on cash	(3.8)	(1.9)	(9.6)	(2.3)
Net increase (decrease) in cash and cash equivalents	269.5	(3,351.2)	563.1	(964.2)

ASML—Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,
(in millions EUR, except per share data)	Dec 31, 2013	Sep 29, 2013	Jun 30, [4] 2013	Mar 31, 2013	Dec 31, 2012

Net system sales	1,441.2	959.5	915.5	676.9	766.5
Net service and field option sales	407.1	358.7	271.2	215.2	256.6
Total net sales	1,848.3	1,318.2	1,186.7	892.1	1,023.1

Total cost of sales	(1,042.6)	(787.4)	(686.7)	(551.4)	(602.9)
Gross profit	805.7	530.8	500.0	340.7	420.2

Other income	17.2	16.7	16.3	14.2	—
Research and development costs	(253.1)	(244.1)	(200.0)	(184.8)	(155.4)
Selling, general and administrative costs	(90.0)	(91.2)	(67.9)	(62.6)	(79.5)
Income from operations	479.8	212.2	248.4	107.5	185.3

Interest and other, net	(3.5)	(11.6)	(6.0)	(3.3)	(3.4)
Income before income taxes	476.3	200.6	242.4	104.2	181.9

Benefit from (provision for) income taxes	4.8	(7.5)	2.7	(8.0)	115.8
Net income	481.1	193.1	245.1	96.2	297.7

Basic net income per ordinary share	1.09	0.44	0.58	0.24	0.66
Diluted net income per ordinary share [3]	1.08	0.43	0.57	0.23	0.65

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	442.0	443.0	426.1	407.5	452.5
Diluted [3]	445.7	447.1	430.4	410.6	455.4

ASML—Quarterly Summary Ratios and other data 1,2

	Three months ended,
(in millions EUR, except otherwise indicated)	Dec 31, 2013	Sep 29, [4] 2013	Jun 30, [4] 2013	Mar 31, 2013	Dec 31, 2012

Gross profit as a percentage of net sales	43.6	40.3	42.1	38.2	41.1
Income from operations as a percentage of net sales	26.0	16.1	20.9	12.1	18.1
Net income as a percentage of net sales	26.0	14.7	20.7	10.8	29.1
Income taxes as a percentage of income before income taxes	(1.0)	3.7	(1.1)	7.6	(63.7)
Shareholders’ equity as a percentage of total assets	60.1	58.9	61.8	54.8	54.9
Sales of systems (in units)	56	34	38	29	34
Average selling price of system sales (EUR millions)	25.7	28.2	24.1	23.3	22.5
Value of systems backlog excluding EUV (EUR millions)	1,953	1,838	1,395	1,266	1,214
Systems backlog excluding EUV (in units)	56	59	42	42	46
Average selling price of systems backlog excluding EUV (EUR millions)	34.9	31.1	33.2	30.1	26.4
Value of booked systems excluding EUV (EUR millions)	1,449	1,415	1,065	715	667
Net bookings excluding EUV (in units)	52	51	38	25	32
Average selling price of booked systems excluding EUV (EUR millions)	27.9	27.7	28.0	28.6	20.9
Number of payroll employees in FTEs	10,360	10,187	10,001	8,625	8,497
Number of temporary employees in FTEs	2,865	2,825	2,482	2,249	2,139

ASML—Quarterly Summary U.S. GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Sep 29, [4]	Jun 30, [4]	Mar 31,	Dec 31,
(in millions EUR)	2013	2013	2013	2013	2012

ASSETS
Cash and cash equivalents	2,330.7	2,061.2	1,592.3	1,780.1	1,767.6
Short-term investments	679.9	662.5	758.3	840.0	930.0
Accounts receivable, net	878.3	626.2	612.8	689.8	605.3
Finance receivables, net	250.5	426.3	252.4	300.8	265.2
Current tax assets	32.3	33.3	55.9	64.8	57.1
Inventories, net	2,393.0	2,492.4	2,371.7	2,005.8	1,857.0
Deferred tax assets	124.4	153.9	157.7	105.1	103.7
Other assets	336.5	387.3	292.3	278.6	246.0
Total current assets	7,025.6	6,843.1	6,093.4	6,065.0	5,831.9

Finance receivables, net	46.0	17.6	17.5	17.4	38.6
Deferred tax assets	139.5	65.7	52.5	40.3	39.4
Other assets	298.6	287.3	292.1	312.7	311.6
Goodwill	2,088.6	2,133.6	2,208.0	153.2	149.2
Other intangible assets, net	697.6	722.6	759.5	12.6	9.9
Property, plant and equipment, net	1,217.8	1,163.2	1,127.2	1,012.3	1,029.9
Total non-current assets	4,488.1	4,390.0	4,456.8	1,548.5	1,578.6

Total assets	11,513.7	11,233.1	10,550.2	7,613.5	7,410.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	2,868.7	2,758.3	2,489.4	2,346.4	2,086.3

Long-term debt	1,070.2	1,079.6	735.6	746.6	755.9
Deferred and other tax liabilities	364.7	351.2	372.5	92.1	88.3
Provisions	4.6	6.2	6.9	6.6	8.0
Accrued and other liabilities	283.1	416.9	423.5	249.7	405.1
Total non-current liabilities	1,722.6	1,853.9	1,538.5	1,095.0	1,257.3

Total liabilities	4,591.3	4,612.2	4,027.9	3,441.4	3,343.6

Total shareholders’ equity	6,922.4	6,620.9	6,522.3	4,172.1	4,066.9
Total liabilities and shareholders’ equity	11,513.7	11,233.1	10,550.2	7,613.5	7,410.5

ASML—Quarterly Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

		Three months ended,
(in millions EUR)	Dec 31, 2013	Sep 29, 2013	Jun 30, [4] 2013	Mar 31, 2013	Dec 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	481.1	193.1	245.1	96.2	297.7

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	67.5	67.9	48.8	44.5	43.5
Impairment	9.9	0.5	2.6	0.1	0.5
Loss on disposal of property, plant and equipment	1.7	0.5	0.5	0.1	0.2
Share-based payments	17.9	19.4	9.4	5.7	5.0
Allowance for doubtful receivables	(0.1)	0.5	0.4	0.3	(0.3)
Allowance for obsolete inventory	52.4	48.2	33.9	30.4	22.9
Deferred income taxes	(17.3)	(12.8)	7.1	0.3	(120.3)
Changes in assets and liabilities	(91.3)	(209.9)	133.5	(233.9)	(504.7)
Net cash provided by (used in) operating activities	521.8	107.4	481.3	(56.3)	(255.5)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(77.7)	(55.3)	(50.5)	(27.3)	(35.7)
Purchase of intangible assets	—	—	—	(4.0)	(4.3)
Purchase of available for sale securities	(255.0)	(174.9)	(125.0)	(350.0)	(90.0)
Maturity of available for sale securities	237.6	270.7	246.7	440.0	200.0
Acquisition of subsidiaries (net of cash acquired)	—	—	(443.7)	—	(10.3)

Net cash provided by (used in) investing activities	(95.1)	40.5	(372.5)	58.7	59.7

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(216.1)	—	—
Purchase of shares	(163.7)	(51.6)	(84.7)	—	(265.7)
Net proceeds from issuance of shares	10.2	4.0	7.2	10.4	840.7
Net proceeds from issuance of notes	—	740.4	—	—	—
Repurchase of notes	—	(368.3)	—	—	—
Capital repayment	—	—	—	—	(3,728.3)
Repayment of debt	(1.2)	(1.2)	(0.9)	(0.8)	(0.8)
Tax benefit from share-based payments	1.3	1.9	—	—	0.6
Net cash provided by (used in) financing activities	(153.4)	325.2	(294.5)	9.6	(3,153.5)

Net cash flows	273.3	473.1	(185.7)	12.0	(3,349.3)

Effect of changes in exchange rates on cash	(3.8)	(4.2)	(2.1)	0.5	(1.9)
Net increase (decrease) in cash and cash equivalents	269.5	468.9	(187.8)	12.5	(3,351.2)

ASML—Summary U.S. GAAP Consolidated Statements of Operations—pro forma 1,2

	Three months ended Dec 31, 2013
(in millions EUR)	ASML excl. Cymer	Cymer LLC excl. ASML	Effect of share based payments in Cymer LLC	Effects Cymer acquisition: Amortization intangible assets	Effects Cymer Acquisition: Mainly inventory at fair value and transaction costs	ASML Consolidated

Net system sales	1,441.2	—	—	—	—	1,441.2
Net service and field option sales	333.5	73.6	—	—	—	407.1
Total net sales	1,774.7	73.6	—	—	—	1,848.3

Total cost of sales	(970.5)	(40.4)	(0.8)	(9.9)	(21.0)	(1,042.6)
Gross profit	804.2	33.2	(0.8)	(9.9)	(21.0)	805.7

Other income	17.2	—	—	—	—	17.2
Research and development costs	(212.2)	(36.0)	(4.9)	—	—	(253.1)
Selling, general and administrative costs	(77.0)	(8.4)	(4.1)	—	(0.5)	(90.0)
Income from operations	532.2	(11.2)	(9.8)	(9.9)	(21.5)	479.8

Interest and other, net	(3.0)	(0.5)	—	—	—	(3.5)
Income before income taxes	529.2	(11.7)	(9.8)	(9.9)	(21.5)	476.3

Benefit from (provision for) income taxes	5.3	(0.1)	(0.1)	(0.1)	(0.2)	4.8
Net income	534.5	(11.8)	(9.9)	(10.0)	(21.7)	481.1

Gross profit as a percentage of net sales	45.3%					43.6%

	Twelve months ended Dec 31, 2013 (Cymer included as of May 30, 2013)
(in millions EUR)	ASML excl. Cymer	Cymer LLC excl. ASML	Effect of share based payments in Cymer LLC	Effects Cymer acquisition: Amortization intangible assets	Effects Cymer Acquisition: Mainly inventory at fair value and transaction costs	ASML Consolidated

Net system sales	3,993.1	—	—	—	—	3,993.1
Net service and field option sales	1,073.5	178.7	—	—	—	1,252.2
Total net sales	5,066.6	178.7	—	—	—	5,245.3

Total cost of sales	(2,883.5)	(96.4)	(2.0)	(23.7)	(62.5)	(3,068.1)
Gross profit	2,183.1	82.3	(2.0)	(23.7)	(62.5)	2,177.2

Other income	64.4	—	—	—	—	64.4
Research and development costs	(788.4)	(81.0)	(12.6)	—	—	(882.0)
Selling, general and administrative costs	(272.8)	(20.5)	(10.6)	—	(7.8)	(311.7)
Income from operations	1,186.3	(19.2)	(25.2)	(23.7)	(70.3)	1,047.9

Interest and other, net	(23.2)	(1.2)	—	—	—	(24.4)
Income before income taxes	1,163.1	(20.4)	(25.2)	(23.7)	(70.3)	1,023.5

Benefit from (provision for) income taxes	(9.1)	0.2	0.2	0.2	0.5	(8.0)
Net income	1,154.0	(20.2)	(25.0)	(23.5)	(69.8)	1,015.5

Gross profit as a percentage of net sales	43.1%					41.5%

Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation

The accompanying consolidated financial statements are stated in millions of euros (‘EUR’) unless otherwise indicated. ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). On May 30, 2013, we acquired 100% of the issued share capital of Cymer Inc., financial information presented in the Consolidated Financial Statements include Cymer Inc. as of that date. Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements.

Use of estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which ASML is the primary beneficiary (referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights.

Revenue recognition

In general, ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

The main portion of ASML’s revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. For each of the specified deliverables ASML determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). When we are unable to establish relative selling price using VSOE or TPE, ASML uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly dominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML—Reconciliation U.S. GAAP—IFRS 1,2

Net income	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(in millions EUR)	2013	2012	2013	2012

Net income based on U.S. GAAP	481.1	297.7	1,015.5	1,146.3
Development expenditures (see Note 1)	28.4	41.1	189.0	164.8
Share-based payments (see Note 2)	1.8	(1.4)	4.0	(1.0)
Income taxes (see Note 3)	(4.6)	(2.6)	(14.7)	(0.6)
Reversal of write-downs (see Note 4)	—	(14.0)	—	(7.2)
Net income based on IFRS	506.7	320.8	1,193.8	1,302.3

Shareholders’ equity	Dec 31,	Sep 29,	Jun 30,	Mar 31,	Dec 31,
(in millions EUR)	2013	2013	2013	2013	2012

Shareholders’ equity based on U.S. GAAP	6,922.4	6,620.9	6,522.3	4,172.1	4,066.9
Development expenditures (see Note 1)	582.7	555.7	507.3	456.1	396.8
Share-based payments (see Note 2)	27.0	27.9	27.1	4.2	4.1
Income taxes (see Note 3)	12.7	18.0	18.3	32.1	30.4
Reversal of write-downs (see Note 4)	—	—	—	—	—
Equity based on IFRS	7,544.8	7,222.5	7,075.0	4,664.5	4,498.2

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Development expenditures

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments

Under U.S. GAAP, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Note 4 Reversal of write-downs

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected impact and adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and timing of shipments, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.
[3]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.
[4]	As a result of the Cymer acquisition, we have adjusted the Q2 figures for the changes made to a) the provisional purchase price allocation and b) the settlement of the pre-existing relationships and the cost of the liability to upgrade the first 11 3300 EUV sources.